July 16, 2019

FORM C-AR

Blue World Voyages, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, this "**Form C-AR**") is being furnished by Blue World Voyages, LLC, a Florida limited liability company (the "**Company**," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at www.blueworldvoyages.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase by the Company or another party of all securities sold pursuant to Regulation CF by the Company, or (5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is July 16, 2019.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 4
   The Business 4
RISK FACTORS 4
BUSINESS 9
   Description of the Business... 9
   History of the Business 9
   The Company's Products and/or Services 9
   Competition 10
   Supply Chain and Customer Base.. 10
   Intellectual Property.. 10
   Governmental/Regulatory Approval and Compliance 10
   Litigation... 11
   Other 11
MANAGERS, OFFICERS AND EMPLOYEES 11
   Managers/Officers 11
   Employees.. 12
CAPITALIZATION AND OWNERSHIP 12
   Capitalization 12
   Ownership 15
FINANCIAL INFORMATION 15
   Operations.. 15
   Liquidity and Capital Resources 15
   Capital Expenditures and Other Obligations... 15
   Trends and Uncertainties 15
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 15
   Related Person Transactions 15
   Conflicts of Interest... 16
OTHER INFORMATION 16
   Bad Actor Disclosure 16
   Delayed Filing.. 16
   SIGNATURE.. 17
   EXHIBITS 19
   Principal Executive Officer's Financial Statement Certification 20

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Blue World Voyages, LLC (the "**Company**") was formed on April 28, 2016 as a Florida limited liability company.

The Company is located at 142 Sans Souci Drive, Coral Gables, FL 33133, and its website is https://www.blueworldvoyages.com/. The information available on or through our website is not a part of this Form C-AR.

The Company primarily conducts business in/from the United States.

The Business
The Company plans to launch its first commercial cruise-ship in December 2020, offering 5-star, specialty cruises for active, healthy adults, and those looking to improve their lifestyle choices. Targeted primarily to the 30-65 age demographic, the Company's ship will offer healthy, active, and more adventurous selections than what is currently being offered by one-size-fits-all cruise industry competitors. Itineraries will feature active excursion options such as hiking, golf, tennis, cycling, and watersports as well as unique cultural and educational offerings. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility.

RISK FACTORS

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Adverse world events impacting the ability or desire of people to travel may lead to a decline in demand for cruises.

We may be affected by the public's concerns regarding the safety and security of travel, including government travel advisories and travel restrictions, political instability and civil unrest, and other general concerns. Additionally, we may be impacted by heightened regulations around customs and border control, travel bans to and from certain geographical areas, government policies increasing the difficulty of travel and limitations on issuing international travel visas. We may also be impacted by adverse changes in the perceived or actual economic climate, such as global or regional recessions, higher unemployment and underemployment rates and declines in income levels. In 2019, uncertainties resulting from the UK's expected exit from the European Union may impact our business.

Incidents concerning our ships, guests or the cruise vacation industry as well as adverse weather conditions and other natural disasters may impact the satisfaction of our guests and crew and lead to reputational damage.

Our operations will involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of ships, motor vehicles and trains; guest and crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea or while in port or on land which may cause guest and crew discomfort, injury, or death. Although our commitment to the safety and comfort of our guests and crew will be paramount to the success of our business, our ships may become involved in accidents and other incidents.

Our cruise ships may be impacted by adverse weather patterns or other natural disasters, such as hurricanes, earthquakes, floods, fires, tornados, tsunamis, typhoons and volcanic eruptions. It is possible that we could be forced to alter itineraries or cancel a cruise or a series of cruises or tours due to these or other types of disruptions. In addition, these and any other events which impact the travel industry more generally may negatively impact our guests' or crew's ability or desire to travel to or from our ships and/or interrupt the supply of critical goods and services.

Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-corruption, economic sanctions, trade protection and tax may lead to litigation, enforcement actions, fines, penalties, and reputational damage.

We will be subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, sometimes on a daily basis, depending on the itineraries of our ships and the ports and countries visited. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements we could be fined or otherwise sanctioned by regulators.

We are subject to laws and requirements related to the treatment and protection of sensitive data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations. In the course of doing business, we will collect guest, employee, company and other third-party data, including personally identifiable information and other sensitive data.

Our operations subject us to potential liability under anti-corruption laws and regulations. We may also be affected by economic sanctions, trade protection laws, policies and other regulatory requirements affecting trade and investment.

We are also subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax liabilities. Additionally, the relevant authorities' interpretation of tax laws, regulations and treaties could differ materially from ours.

Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and lead to reputational damage.

We may be impacted by breaches in data security and lapses in data privacy, which can occur from time to time. These can vary in scope and intent from economically driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt or compromise our shoreside and shipboard operations. Like many companies, we are subject to unauthorized access or use of digital systems and networks through human error or for purposes of misappropriating assets or obtaining sensitive financial, medical or other personal or business information.

Our offices, information technology operations and system networks may be impacted by actual or threatened natural disasters (for example, hurricanes, earthquakes, floods, fires, tornados, tsunamis, typhoons and volcanic eruptions) or other disruptive events. Our maritime and/or shoreside operations, including our ability to manage our inventory of cabins held for sale and set pricing, control costs, and serve our guests, depends on the reliability of our information technology operations and system networks as well as our ability to refine and update to more advanced systems and technologies.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our ability to recruit, develop and retain qualified shipboard personnel who live away from home for extended periods of time may adversely impact our business operations, guest services and satisfaction.

We intend to hire a significant number of qualified shipboard personnel each year and, thus, our ability to adequately recruit, develop and retain these individuals is critical to our success.

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Incidents involving cruise ships and the related adverse media publicity, adverse economic conditions that negatively affect our profitability and increasing demand as a result of our and the industry's projected growth could negatively impact our ability to recruit, develop and retain sufficient qualified shipboard personnel.

Increases in fuel prices and availability of fuel supply may adversely impact our scheduled itineraries and costs.
We may be impacted by economic, market and political conditions around the world, such as fuel demand, regulatory requirements, supply disruptions and related infrastructure needs, which make it difficult to predict the future price and availability of fuel. Future increases in the global price of fuel would increase the cost of our cruise ship operations as well as some of our other expenses, such as crew travel, freight and commodity costs. Increases in airfares, which could result from increases in the price of fuel, would increase our guests' overall vacation costs as many of our guests depend on airlines to transport them to or from the airports near the ports where our cruises embark and disembark.

Fluctuations in foreign currency exchange rates may adversely impact our financial results.
We may earn revenues, pay expenses, purchase and own assets and incur liabilities in currencies other than the U.S. dollar. Additionally, our shipbuilding contracts are likely to be denominated in euros. Movements in foreign currency exchange rates will affect our financial results.

Overcapacity and competition in the cruise and land-based vacation industry may lead to a decline in our cruise sales and pricing.
We may be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region or for a particular itinerary. We will face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent preferences and value. Many of these cruise brands will be much larger and better capitalized than our company and may be better positioned to withstand adverse changes in the industry, including demand for cruises. In addition, we compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value.

Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.
We may be impacted by unforeseen events, such as work stoppages, insolvencies, "force majeure" events or other financial difficulties experienced by shipyards, their subcontractors and our suppliers. This may result in less shipyard availability resulting in delays or preventing the delivery of our ships under construction and/or the completion of the repair, maintenance, or refurbishment of our existing ships. This may lead to potential delays or cancellations of cruises. In addition, the prices of various commodities that are used in the construction of ships and for repair, maintenance and refurbishment of existing ships, such as steel, are subject to volatility.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and

procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We have approximately $288,885 of outstanding SAFEs that will convert into preferred units of the Company if the company issues preferred units.
In Q4 2018, the Company conducted a 4(a)(6) offering in which it raised $288,885 by selling a specific type of SAFE that is convertible into preferred units of the Company ("**2018 SAFE**"). In the event that the Company completes a sale of preferred units, the holders of the 2018 SAFEs will become holders of SAFE Preferred Units. SAFE Preferred Units are units of a series of preferred units that will have identical rights, privileges, preferences and restrictions as the preferred units that triggered the conversion of the 2018 SAFEs, except that SAFE Preferred Units will have (i) no voting rights, other than as required by law; (ii) a per unit liquidation preference and conversion price for purposes of price-based anti- dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price. The 2018 SAFE is triggered by any "equity financing", which is defined as "a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Units at a fixed pre-money valuation." Without amending or redeeming the outstanding 2018 SAFE instruments, the 2018 SAFE could make raising capital from institutional investors and other parties difficult as we will not be able to issue Preferred Units without triggering conversion of the 2018 SAFE instruments.

Most of our outstanding debt is currently due and payable.
The Company currently has $695,000 principal amount of debt outstanding in the form of promissory notes (the "**Notes**"). Of that amount, $445,000 (plus accrued interest of approximately $73,000) is currently due and payable. The Company has not received a demand for repayment with respect to any of the Notes; however, each holder of an overdue Note has the right to submit a notice of default to the Company and exercise such holder's legal rights with respect to repayment of the Note at any time. If the Notes were called into default, and a judgment rendered

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against the Company before it is able to access enough capital to pay off the Notes, the Company might be forced to liquidate its assets; any cash derived from such liquidation would go first to pay off the Notes and any other indebtedness of the Company before any funds would be available to holders of SAFEs or equity securities of the Company.

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In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan.

BUSINESS

Description of the Business
The Company plans to offer 5-star, specialty cruises for active, healthy adults, and for those looking to improve their lifestyle choices.   The Company will be the first cruise line marketed to active healthy adults. Targeted primarily to the 30-65 age demographic, the Company's ship will offer healthy, active, and more adventurous selections than what is currently being offered by one-size-fits-all cruise industry competitors. Itineraries will feature active excursion options such as hiking, golf, tennis, cycling, and watersports as well as unique cultural and educational offerings. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility.   Cuisine will be another area of differentiation with an emphasis placed on local fresh-provisioned menu options.

History of the Business
The Company was formed in April 2016 by Eugene Meehan and Fredy Dellis. Since then, the Company has undertaken to raise funds to purchase and outfit a suitable cruise ship through sales of suites on the ship and by selling equity and debt securities to investors. There can be no assurance that the Company will be able to raise such funds on acceptable terms or at all.

The Company's Products and/or Services

Product / Service	Description	Current Market
Luxury cruises emphasizing health and wellness.	The Company aims to offer luxury cruising emphasizing activities such as hiking, golf, tennis, cycling and watersports. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility.	It is estimated that 1 in 4 American adults (nearly 41 million) are classified as LOHAS consumers, choosing Lifestyles of Health and Sustainability. This fast-growing market segment purchases an estimated $300 billion annually in goods and services focused on health, the environment, social justice, personal development, and sustainable living.[1]

Competition
The cruise industry as a vacation destination serves a low percentage of the vacation travel industry. Specialty cruising is a fast growing segment of the cruise industry. The Company's offering will serve a niche in this sector that the Company anticipates will appeal to a demographic of 40 million health-conscious adults.

The Company will compete with other cruise lines for passengers, many of which are larger, more experienced and better capitalized. It will operate at the luxury end of the market competing with other specialty and luxury cruise lines; there can be no assurance that we will be able to successfully compete with these cruise lines.

Supply Chain and Customer Base
The ship is intended to operate by contracting with a combination of cruise industry concessionaires who will provide technical, food/beverage, hotel and spa services for its passengers.

The Company will target active passengers between the ages of 30-65. These passengers will come primarily from the US but also Europe, Canada and South America.

It is estimated that 1 in 4 American adults (nearly 41 million) are classified as "LOHAS" consumers, choosing "Lifestyles of Health and Sustainability". This fast-growing market segment purchases an estimated $300 billion annually in goods and services focused on health, the environment, social justice, personal development, and sustainable living.[1]

Intellectual Property
Other than its tradenames and logos, the Company does not own any trademarks, patents, or other intellectual property.

Governmental/Regulatory Approval and Compliance
In operating our business, we will be subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, sometimes on a daily basis, depending on the itineraries of our ships and the ports and countries visited.

We are also subject to laws and requirements related to the treatment and protection of sensitive data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations. In the course of doing business, we will collect guest, employee, company and other third-party data, including personally identifiable information and other sensitive data.

We are also subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax liabilities.

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[1] *Source: Wikipedia (June 2017)*

Litigation

There are no existing legal suits pending or, to the Company's knowledge, threatened, against the Company.

Other

The Company is located at 142 Sans Souci Drive, Coral Gables, FL 33133, and its website is https://www.blueworldvoyages.com/. The information available on or through our website is not a part of this Form C-AR.

The Company primarily conducts business in/from the United States.

MANAGERS, OFFICERS AND EMPLOYEES

Managers/Officers

The managers of the Company are the Company's only officers. Their names are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eugene Meehan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, President, April 2016 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President, Blue World Voyages, LLC, April 2016 – present.

Education
B.A. Political Science, St. John's University

Name
E. Harold Gassenheimer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Financial Officer, April 2016 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Partner, Expert CFO Services, LLC, April 2016 – present

Education
M.B.A., Harvard
B.S. Chemical and Metallurgical Engineering, University of Michigan

Name

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Fredy Dellis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Operating Officer, September 2017 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, TheGenieLab LLC, April 2014 - Present

Education
AMP, Harvard University
International Business School Diploma, IDRAC, Paris, France

Officers
See above under "Managers/Officers"

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees receiving income reportable on IRS Form W-2.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Amount outstanding	$695,000 principal amount plus accrued interest of approximately $77,000 as of June 30, 2019.
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Notes will not limit, dilute or qualify any other securities issued by the Company.

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Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	N/A

The Company has issued the following equity securities outstanding:

Type of security	Class A Units representing LLC Membership Interests
Amount outstanding	16,500,000 Class A Units
Voting Rights	Class A Unit holders are entitled to one (1) vote per Class A Unit.
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	1.95%

Type of security	Class B Units representing LLC Membership Interests
Amount outstanding	13,750,000 Class B Units
Voting Rights	Class B Unit holders are entitled to ten (10) votes per Class B Unit.
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	98.05%

Type of security	2018 SAFE
Amount outstanding	288,885 SAFEs convertible into preferred units of the Company
Voting Rights	None
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities).	The percentage ownership represented by the units into which the 2018 SAFEs are convertible is subject to, among other things, the price per Unit at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 288,885 Units being issued pursuant to the conversion. A lower conversion price will result in proportionally more units being issued, and a higher conversion price will result in proportionally less units issued.

The Company has conducted the following securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date(s)	Exemption from registration Used or Public Offering
Promissory Notes	5	$530,000	Working Capital	April 13, 2016 December 5, 2016 May 5, 2017 January 19, 2018 May 29, 2019	Section 4(a)(2)
SAFEs (Simple Agreements for Future Equity)	288,885	$288,885	Working Capital	June – November 2018	Section 4(a)(6)

Ownership

Below are listed the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the percentage of the voting power they control.

Name	Percentage of Voting Equity
Eugene Meehan	53.48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent certified public accountant, are attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Operations
The Company does not expect to commence cruise operations in the next 12 months. During that period, the Company intends to raise equity capital in the amount of approximately $30 million and to sell owners' residences for anticipated net proceeds of $105 million. These funds will be used to finalize purchase of a suitable cruise ship and to refit it as a class 5 luxury vessel equipped for health and wellness cruising.

Liquidity and Capital Resources
A failure to raise enough funds to enable us to implement our business plan will affect us adversely and may result in the cessation of operations and liquidation of the Company.

Capital Expenditures and Other Obligations
The Company expects that it will be required to spend approximately $74 million to secure a cruise ship and up to an additional $48 million to refit the ship.

Trends and Uncertainties

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has advanced funds since its inception to Eugene Meehan, the Company's President, a member of the Company's Board of Managers, and a holder of 10 percent or more of the Company's outstanding voting equity securities. The total amount advanced to Mr. Meehan under this arrangement as of December 31, 2018 and 2017 was $202,870 and $164,834, respectively.

The Company has advanced additional funds to Mr. Meehan in 2019 totaling approximately $18,000 as of June 30, 2019. The advances to Mr. Meehan bear no interest and are payable on demand.

The Company owes funds to Mr. Meehan for expenses incurred. The balance due to Mr. Meehan as of December 31, 2018 and 2017, respectively, was $35,500.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its security holders. It should be noted, however, that the advances to Mr. Meehan described above under "Related Person Transactions" are repayable to the Company on demand. Since Mr. Meehan controls the Company through his ownership of a majority of the Company's Class B Units (which entitle the holder to ten (10) votes per Unit), the other holders of the Company's securities may be unable to require the Company to demand repayment of the Notes.

OTHER INFORMATION

Bad Actor Disclosure

None.

Delayed Filing

This Form C-AR was required to be filed on or before April 30, 2019. The Company has delayed filing this Form C-AR because it was unable to obtain reviewed financial statements from its independent accountants prior to such date without undue burden or expense.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Blue World Voyages, LLC

/s/Eugene Meehan
(Signature)

Eugene Meehan
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Eugene Meehan
(Signature)

Eugene Meehan
(Name)

President, Manager
(Title)

July 16, 2019
(Date)

/s/Fredy Dellis
(Signature)

Fredy Dellis
(Name)

Chief Operating Officer, Manager
(Title)

July 16, 2019
(Date)

/s/ E. Harold Gassenheimer
(Signature)

E. Harold Gassenheimer
(Name)

Chief Financial Officer, Manager
(Title)

July 16, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

Principal Executive Officer's Financial Statement Certification

I, Eugene Meehan, the President of Blue World Voyages, LLC, hereby certify that the financial statements of Blue World Voyages, LLC and the notes thereto at and for the periods ending December 31, 2017 and December 31, 2018 included in this Form C-AR are true and complete in all material respects and that, while the Company has not yet filed tax returns for the years ending December 31, 2018 or December 31, 2019, any tax return information in the financial statements reflects accurately the information that would be reported in such tax returns.

IN WITNESS WHEREOF, this Principal Executive Officer's Financial Statement Certification has been executed by the undersigned as of July 16, 2019.

/s/Eugene Meehan
        Eugene Meehan
        President

Blue World Voyages, LLC
A Florida Limited Liability Corporation

Combined Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2018 and 2017

Blue World Voyages, LLC

TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	1
Combined Financial Statements as of December 31, 2018 and 2017 and for the years then ended:	
Combined Balance Sheets	2
Combined Statements of Operations	3
Combined Statements of Changes in Members' Equity/(Deficit)	4
Combined Statements of Cash Flows	5
Notes to Combined Financial Statements	6–11



To the Members of
Blue World Voyages, LLC
Coral Gables, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying combined financial statements of Blue World Voyages, LLC (the "Company"), which comprise the combined balance sheets as of December 31, 2018 and 2017, and the related combined statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 28, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com |www.ArtesianCPA.com

BLUE WORLD VOYAGES, LLC
COMBINED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 95,855	$ -
Subscription receivable	20,615	-
Total Current Assets	116,470	-
Non-Current Assets:		
Advances to related parties	202,870	164,834
Total Non-Current Assets	202,870	164,834
TOTAL ASSETS	$ 319,340	$ 164,834
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accrued expenses-due to related party	$ 35,500	$ 35,500
Accrued interest payable	49,224	23,474
Notes payable, current portion	448,800	248,800
Total Current Liabilities	533,524	307,774
Long-Term Liabilities:		
SAFE agreements liability	288,885	-
Total Long-Term Liabilities	288,885	-
Total Liabilities	822,409	307,774
Members' Equity/(Deficit):	(503,069)	(142,940)
TOTAL LIABILITIES AND MEMBERS' EQUITY/ (DEFICIT)	$ 319,340	$ 164,834

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ -	$ -
Costs of goods sold	-	-
Gross profit/(loss)	-	-
Operating Expenses:		
General & administrative	29,552	12,341
Sales & marketing	-	4,078
Marketing for fundraising	290,383	-
Total Operating Expenses	319,935	16,419
Loss from operations	(319,935)	(16,419)
Other Income/(Expense):		
Offering costs	(14,444)	-
Interest expense	(25,750)	(9,750)
Total Other Income/(Expense)	(40,194)	(9,750)
Provision for income taxes	-	-
Net Loss	$ (360,129)	$ (26,169)

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
(UNAUDITED)
For the years ended December 31, 2018 and 2017

	Members' Equity/(Deficit)
Balance at January 1, 2017	$ (116,771)
Net loss	(26,169)
Balance at December 31, 2017	$ (142,940)
Net loss	(360,129)
Balance at December 31, 2018	$ (503,069)

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (360,129)	$ (26,169)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accrued interest payable	25,750	9,750
Net Cash Used In Operating Activities	(334,379)	(16,419)
Cash Flows From Investing Activities		
Advances to related parties	(38,036)	(14,602)
Net Cash Used In Investing Activities	(38,036)	(14,602)
Cash Flows From Financing Activities		
Proceeds from issuance of loans payable	200,000	5,000
Proceeds from issuance of SAFE agreements	268,270	-
Net Cash Provided By Financing Activities	468,270	5,000
Net Change In Cash	95,855	(26,021)
Cash at Beginning of Period	-	26,021
Cash at End of Period	$ 95,855	$ -
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these combined financial statements.

NOTE 1: NATURE OF OPERATIONS

Blue World Voyages, LLC (the "Company"), consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes due to common ownership, control, and management, and that Blue World, LLC was predecessor to Blue World Voyages, LLC, and share the same operations that were transitioned to the new entity (Blue World Voyages, LLC) upon formation in 2016.

- Blue World Voyages, LLC a Florida Limited Liability Company, organized April 16, 2016.
- Blue World, LLC a Florida Limited Liability Company Organized November 20, 2014.

The Company is a cruise line for healthy adults.

The rights and obligations of the members of each of the entities comprising the Company are governed by separate agreements which stipulate the members' liability is limited with regards to its debts, liabilities, contracts, or any other obligations of the Entities. Each member's interest in each Entity is defined by their respective operating agreements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares combined financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). The combined financial statements include the accounts of each Entity and are presented on a combined basis. All transactions and balances between and among the Entities have been eliminated in combining the accounts for combined financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows: recoverable.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company did not receive or recognize any revenue in the years ending December 31, 2018 and 2017.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying combined financial statements.

NOTE 3: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated revenues or profits since inception, has sustained net losses of $360,129 and $26,169 during the years ended December 31, 2018 and 2017, respectively, has member's deficit of $503,069 and $142,940 as of December 31, 2018 and 2017, respectively, and has current liabilities in excess of current assets of $417,054 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

One of the members of the Company and an officer of the Company was advanced funds from the Company since the Company's inception. The balance due from the member under this arrangement as of December 31, 2018 and 2017 was $202,870 and $164,834, respectively. These advances bear no interest and are considered payable on demand.

The Company owes funds to a member of the company for expenses incurred. The balance due to the member as of both December 31, 2018 and 2017 was $35,500.

NOTE 6: NOTES PAYABLE

On September 14, 2014, the Company entered into a short-term loan agreement in the amount of $30,000, bearing interest at 5% with no required monthly principal or interest payments. During 2017, the Company received an additional $5,000 of principal with the same terms. Total interest expense on the loan was $1,750 and $1,750 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $35,000 as of both December 31, 2018 and 2017, respectively. The unpaid accrued interest balance was $6,944 and $5,194 as of both December 31, 2018 and 2017.

On March 24, 2015, the Company entered into a short-term loan agreement in the amount of $10,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $500 and $500 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $10,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $1,886 and $1,386 as of December 31, 2018 and 2017, respectively.

On May 15, 2015, the Company entered into a short-term loan agreement in the amount of $50,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $2,500 and $2,500 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $50,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $9,075 and $6,575 as of December 31, 2017 and 2016, respectively.

On July 6, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $1,250 and $1,250 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $25,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $4,360 and $3,110 as of December 31, 2018 and 2017, respectively.

On September 1, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $1,250 and $1,250 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $25,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $4,164 and $2,914 as of December 31, 2018 and 2017, respectively.

On October 7, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 0% with no required monthly principal or interest payments. The note provides for a 0.5% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this stock grant. The Company received an additional $25,000 during 2016, with the same terms. The unpaid principal balance was $50,000 as of both December 31, 2018 and 2017, respectively.

On April 13, 2016, the Company entered into a short-term loan agreement in the amount of $50,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $2,500 and $2,500 for the years ended December 31, 2018 and 2017 respectively. The note provides for a 0.5% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this stock grant. The unpaid principal balance was $50,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $6,795 and $4,295 as of December 31, 2018 and 2017, respectively.

On January 19, 2018, the Company entered into a short-term loan agreement in the amount of $200,000, bearing interest at 8% with no required monthly principal or interest payments. Initially, the loan would accrue 0% interest if the loan was paid back by the maturity date, the earlier of (a) the date that is ninety (90) days from the date the company publicly initiates crowdfunding activities; (b) the one year anniversary of the date of the note, however, the Company did not pay the loan back by the maturity date and is therefore now in default. Interest expense on the loan was $16,000 for the year ended December 31, 2018. The note provides for a 5.88% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this stock grant. The unpaid principal balance was $200,000 as of December 31, 2018. The unpaid accrued interest balance was $16,000 as of December 31, 2018.

Since inception, the Company entered into several other loan agreements which are considered payable on demand all bearing 0% interest, with no required monthly payments. Total unpaid principal balances were $3,800 as of both December 31, 2018 and 2017.

All notes payable outstanding are overdue and in default as of December 31, 2018.

NOTE 7: SAFE AGREEMENTS

In 2018, the Company entered into simple agreements for future equity (SAFE Agreement) with investors through a Regulation Crowdfunding campaign in exchange for cash investments of $288,885. Issuance costs of $14,444 were incurred during the year ended December 31, 2018 in conjunction with this offering, and were expensed to the period as offering costs in the statements of operations as a maturity date was not estimable. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's membership units. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $288,885 as of December 31, 2018 (the "Purchase Amount") into the Company's membership units if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's membership units at a fixed pre-money valuation. The number of membership units the SAFE agreements convert into is the Purchase Amount divided by the price per share determined by the lesser of: a) $60,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) 100% of the unit pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: a) cash of the Purchase Amount; b) the number of membership units determined by the share pricing derived by dividing a $6,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement).

In the event of a dissolution, after satisfying payments to debtors and senior preferred holders, any remaining net assets are to be distributed to SAFE holders ratably up to the Purchase Amounts.

If the Company determines, in its sole discretion, that within six months the securities held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, the Company shall have the option to repurchase the SAFE agreements from the holders for the greater of: a) the Purchase Amount; b) the then fair market value of the SAFE agreements.

The SAFE agreements provide holders with various additional protections, including preferences over common unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

As of December 31, 2018, $288,885 of SAFE agreements were outstanding.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 28, 2019, the date the combined financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these combined financial statements.